Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
RANDGOLD RESOURCES STRENGTHENS BOARD
London, 5 November 2008 — London and Nasdaq listed gold miner Randgold Resources today announced the appointment of two prominent businessmen, Christopher Coleman and Jon Walden, as non-executive directors.
Mr Coleman is London based and is currently co-head of banking and a director of N M Rothschild & Sons Limited as well as chairman of Rothschild Bank International Limited in the Channel Islands.
Mr Walden, also based in London, is managing director of Lex Vehicle Leasing, is a non-executive director of Morgan Sindall plc and until 2005 was a director of RAC plc.
Randgold Resources chairman Philippe Liétard said he was delighted to welcome the new directors to the board, which would be enhanced by their stature and experience, and confirmed that their appointment was in line with the company’s phased succession plan.
No further disclosure is required in compliance with the provisions of UK Listing Rule 9.6.13.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 614 4438 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2007 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2008. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.